Exhibit 99.4

LINEAR GOLD CORP.

Management Discussion and Analysis

For the year ended March 31, 2007

This Management Discussion and Analysis of Linear Gold Corp. (the “Company”) provides analysis of the Company’s financial results for the year ended March 31, 2007.  The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements.

1.1

Date of Report

This report is prepared as of June 28, 2007.

1.2

Nature of Business and Overall Performance

Linear Gold Corp. (the “Company”) is a mineral exploration company listed on the Toronto Stock Exchange.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  The Company is currently focusing its exploration activities on its Ixhuatan property located in the state of Chiapas, Mexico.

The Company owns a 100% interest in seven properties in Mexico through its subsidiary Linear Gold Mexico, S.A. de C.V..  During June 2006, the Company completed a Corporate Reorganization and Distribution (see 1.16 Corporate Reorganization and Distribution), which resulted in the distribution of the Company’s shares in Linear Metals Corporation (“Linear Metals”), a 100%-owned subsidiary, to the Company’s shareholders of record on June 26, 2006.  In connection with the reorganization and distribution, the La Morena and Tierra Blanca properties, located in Mexico, and the Seymour Lake and KM 61 properties, located in Canada, were transferred by the Company to Linear Metals, and Linear Metals was provided with an option to earn an 80% interest in a the Cobre Grande property purchase option, also located in Mexico.  The Company retains a 20% interest in the Cobre Grande property purchase option, which Linear Metals can purchase for US$1.2 million at any time before December 31, 2008.

In the Dominican Republic, the Company owns a 100% interest in two properties and a 50% interest in a third property, through its subsidiary Linear Gold Caribe, S.A.. Subsequent to year-end, the Company granted options to Everton Resources Inc. (“Everton”) to earn up to a 65% interest in each of the Dominican Republic properties, with Everton becoming operator of  the properties during the term of the options.

In Fiscal 2005, the Company announced the discovery of the Campamento Gold Deposit on its 100%-owned Ixhuatan Project.  The Ixhuatan Project, which is the Company’s key asset and primary focus, covers 98,000 hectares.  During Fiscal 2007, the Company continued the systematic exploration of the Ixhuatan property, including the completion of a 43-101 compliant independent resource estimate on the Campamento Deposit, within the Ixhuatan Project, in June 2006.  The Company completed an additional 17,000 metres of drilling in 64 new holes on the Ixhuatan Project during the current year, bringing the total to 43,000 metres of drilling in 198 complete or partial holes as of March 31, 2007.  Management expects that the Ixhuatan Project will continue to be the primary focus of the Company throughout Fiscal 2008 and beyond.

In Fiscal 2007, operating expenses totaled $2.6 million, an increase of 14% over the previous year as the Company continued its high level of activity.  The Company’s only significant source of revenue continues to be from interest earned on the Company’s cash balances and, accordingly, the Company expects to continue to incur operating losses for the foreseeable future.

The Company will continue to fund operating losses and exploration expenditures out of existing working capital, which totaled $31.8 million at March 31, 2007.

1.3

Selected Annual Information

Expressed in thousands of Canadian dollars, except per share amounts.

Fiscal Years ended March 31	2007	2006	2005

Revenues	$692	$723	$309
Net loss	$1,853	$1,701	$2,234
Basic & diluted net loss per share	$0.08	$0.08	$0.14
Total assets	$59,539	$37,817	$36,592
Total Long-term liabilities	$-	$-	$-
Cash dividends per common share	N/A	N/A	N/A

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

The Company has recorded losses in all of the three most recently completed Fiscal Years and expects to continue to record losses until such time as an economic resource is identified, developed and exploited on one or more of the Company’s properties.  The Company increased the level of exploration and corporate activity during Fiscal 2007, resulting in a higher level of corporate and exploration expenditures, which the Company expects to maintain for the foreseeable future.  The Company is anticipating an operating loss similar to Fiscal 2007 during Fiscal 2008.  The Company’s net loss will be significantly affected by any write-down or abandonment of any properties in a given period.

1.4

Results of Operations

During the year ended March 31, 2007, the Company experienced a net loss of $1.9 million, as compared to a net loss of $1.7 million during the previous year.

Revenues remained consistent at $0.7 million during Fiscal 2007, however Interest revenue decreased 17% to $0.6 million due to an average cash balance during Fiscal 2007 that was 41% lower than the previous year, offset by higher interest rates earned throughout the period.  Ongoing exploration and operating activities during Fiscal 2007 resulted in a declining cash balance throughout the year until the Company’s $25.0 million financing completed in March 2007.  The Company expects that the increased cash balance will result in an increase in interest revenue during Fiscal 2008.  The Company’s revenue from management fees decreased to $nil in Fiscal 2007.  The Company is currently not acting as operator on any joint venture properties and does not expect to earn any management fee revenue during Fiscal 2008.  Other income for the year consists of $0.1 million in administrative service fees arising from the provision of management services to Linear Metals and a company sub-leasing office space from the Company.  The Company expects that Other revenues will be comparable in Fiscal 2008.

Operating expenses for the year were $2.6 million, an increase of $0.3 million or 14% over Fiscal 2006.   Operating expenses during Fiscal 2007 included non-cash Stock-based compensation of $0.3 million attributable to the value of stock options earned in the year, a decrease of 32% over the previous year.  The Company also capitalized stock-based compensation expense of $0.2 million to its exploration expenditures during the year.  In addition, the Company incurred non-cash Depreciation and amortization expense of $0.1 million, representing an increase of 10% over the previous year as a result of a continued increase in capital assets supporting the advancement of the Ixhuatan Project.  During the year, the addition of Company personnel, staff salary increases and bonuses paid during Fiscal 2007 resulted in an increase of $0.3 million, or 43%, in Salaries and benefits expense.  Increased participation in investor relations and new marketing initiatives, primarily during the first three quarters of the current year, resulted in a $0.1 million, or 30%, increase in Investor relations and marketing expense.  Regulatory and securities expense and Professional services expense increased 33% and 22% respectively over Fiscal 2006, due to an increase in consulting and audit accrual fees, as well as an increase in transfer agent expenses incurred during the year; Premises increased 36% due to an increase in office space rental fees during Fiscal 2007; and the Company saw a decrease of 21% in its Travel expense and a decrease of 28% in its Office expense.  The Company expects to maintain its current level of activity and anticipates cash operating costs similar to Fiscal 2007 during Fiscal 2008.

During the year and prior to the Corporate Reorganization and Distribution described in section 1.16, the Company incurred operating costs of $122,144 through Linear Metals, including Regulator and securities expenses of approximately $54,000 and Professional fees of approximately $67,000.  The Company has included these costs in its Other expenses for the current year.

The Company recognized a foreign exchange loss of $30,000 during the year, a decrease of 64% from the previous year.  The Company may continue to incur foreign exchange losses arising from changes in the value of foreign currencies used in the conduct of its business, relative to the Canadian dollar.

During the year, the Company also recognized a gain on securities of $0.2 million due to the sale of marketable securities during the third quarter of Fiscal 2007.

The Company experienced a loss of $0.1 million related to the write-down of resource properties during the current year.  During Fiscal 2007, the Company terminated its interests and wrote off the carrying costs associated with certain early-stage properties in the state of Chiapas, Mexico, including the properties of Tenochitlan, Piedra Azul, El Porvenir, El Pajal, Estrella Roja, and Tulanca.  The Company will continue to review its portfolio of exploration properties and write-down the carrying cost of any properties considered to be impaired in value.

During Fiscal 2006, the Company recognized a capital tax expense of $0.1 million.  Due to tax planning strategies in the current fiscal year, the Company will not be subject to capital tax expense for the year ended March 31, 2007.

1.5

Summary of Quarterly Results and Significant Fourth Quarter Events

Expressed in thousands of Canadian dollars, except per share amounts.

	Fiscal 2007				Fiscal 2006
	Q4	Q3*	Q2*	Q1*	Q4	Q3	Q2	Q1
	Mar-07	Dec-06	Sep-06	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05

Revenues	$223	$148	$163	$158	$167	$165	$210	$181
Net loss	$276	$415	$352	$810	$470	$550	$434	$246
Basic & diluted net loss per share	$0.02	$0.02	$0.02	$0.04	$0.02	$0.03	$0.02	$0.01
Total assets	$59,539	$35,838	$35,280	$35,795	$37,817	$37,557	$38,368	$38,539

* Certain line items have been reclassified to remove the reference to loss from discontinued operations for the first three quarters of Fiscal 2007, as the expenses did not meet the criteria of this classification.

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

During the fourth quarter of Fiscal 2007, the Company continued its primary focus on the Ixhuatan Project in Mexico.  Resource property expenditures totaled $3.0 million for the quarter, of which over 96% of the total was incurred on the Ixhuatan Project, primarily related to the ongoing drill program at the property.

Revenues for the quarter were $0.2 million, comparable to the previous quarter and 34% higher than the fourth quarter of the previous year.  The increase over the previous year was primarily attributable to the income earned through fees associated with management services provided to Linear Metals and a company sub-leasing office space from the Company.

Operating expenses during the quarter were $0.5 million, a decrease of 24% from the previous quarter and 33% over the same period of the previous year.  The decrease was primarily attributable to a decrease in Investor relations and marketing expense as a result of decreased activities during the period.

1.6

Liquidity and Capital Resources

As of March 31 2007, the Company had working capital of $31.8 million, as compared with working capital of $18.7 million at the end of the preceding year, an increase of $13.1 million primarily due to a $25.0 million corporate financing that occurred during the fourth quarter of Fiscal 2007, net of $11.9 million of operating and exploration expenditures funded throughout the year.

During the year ended March 31, 2007, the Company used $1.6 million of working capital to fund operating expenses and approximately $10.1 million to fund resource property expenditures.  Capital asset additions totaling $0.1 million were also funded from working capital during the year.  During Fiscal 2008, the Company plans Resource property expenditures of approximately $10 million, which will continue to be funded from its working capital balance.

On March 1, 2007, the Company completed a private placement financing of 5,000,000 units at a price of $5.00 per unit, for aggregate gross proceeds to the Company of $25.0 million.  Total cash costs associated with the financing totaled $1.7 million, for net proceeds to the Company of $23.3 million.

During the year ended March 31, 2007, 827,000 stock options were exercised at an average price of $1.37 per share, resulting in proceeds to the Company of $1.1 million, including $0.6 million received during the year and a further $0.5 million received subsequent to year-end.  A total of 193,548 warrants exercisable at $7.75 per share and 260,000 stock options exercisable at an average exercise price of $6.11 per share expired or were cancelled without being exercised during the year.  A total of 760,000 fully vested in-the-money options are expected to be exercised during Fiscal 2008, in advance of their scheduled expiry, resulting in estimated proceeds to the Company of $1.7 million.

1.7

Off-Balance Sheet Arrangements

At March 31, 2007, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8

Evaluation of Disclosure Controls

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2007.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, are designed effectively to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized, and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures were operating effectively as at March 31, 2007.

1.9

Design of Internal Controls

The Company evaluated the design of its internal controls and procedures over financial reporting, as defined under Multilateral Instrument 52-109, for the year ended March 31, 2007.  This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer with the assistance of other corporate personnel to the extent necessary or appropriate.  Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

The Company has limited staffing, therefore internal controls relying on segregation of duties is not possible in many cases.  The Company relies on senior management review and approval to ensure that the controls are as effective as possible.

1.10

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred expenditures, as well as the value of stock-based compensation. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s share and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves and the ability of the Company to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

1.11

Changes in Accounting Policies Including Initial Adoption

There have been no changes in the Company’s accounting policies during the year ended March 31, 2007.

In 2005, the CICA released new Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 1530, Comprehensive Income, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3865, Hedges.  These new sections are effective for the interim periods and year ends for fiscal years commencing on or after October 1, 2006 on a prospective basis.

These sections establish standards for the recognition and measurement of financial instruments, as well as standards concerning the application of hedge accounting.  Section 1530 establishes standards for reporting comprehensive income, which represents the entire change in the net assets of an entity for a period, other than changes attributable to transactions with owners.  Comprehensive income and its components are to be presented in a separate financial statement that is displayed with the same prominence as other financial statements.

The Company has adopted these new standards April 1, 2007 on a prospective basis.  The adoption of these new standards will not have any significant effect on the Company’s financial statements.

1.12

Transactions with Related Parties

During the year ended March 31, 2007, the Company paid geological consulting fees of $400 to a director of the Company and legal fees totaling $76,700 to a law firm of whom the managing partner is an officer of the Company.  Also during the current year, the Company provided financing in the form of demand loans totaling $986,200 in connection with the exercise of 742,200 expiring stock options by certain officers and directors of the Company.  The demand loans are interest-bearing, and $498,200 was repaid with interest of $1,689 during the current year.  The balance of $488,000 was repaid with interest subsequent to the end of the year.

1.13

Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, marketable securities, receivables, prepaid expenses, a reclamation bond deposit, and accounts payable.  Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments, with the exception of the sales taxes recoverable.  Virtually all of the sales taxes recoverable are with governments in a foreign jurisdiction.  The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve many risks, many of which are outside the Company’s control.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company’s control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long-term working capital requirements and to fund its exploration programs.  The Company does not have sufficient funds to put any of its resources interests into production from its own financial resources.  There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

1.14

Outstanding Share Data

a)

Common Shares

The Company has authorized an unlimited number of common shares without par value.

The Company has also authorized an unlimited number of first preferred and second preferred shares without par value, of which none have been issued.

•

At March 31, 2007, the Company had issued and outstanding 27,207,980 common shares with a recorded value of $62,596,341.

•

At June 28, 2007, the Company has issued and outstanding 27,517,980 common shares, based upon the exercise of 310,000 stock options subsequent to year-end.

On March 1, 2007, the Company completed a private placement financing of 5,000,000 units at a price of $5.00 per unit, for aggregate gross proceeds to the Company of $25.0 million.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price of $5.50 for a period of 24 months.  The common shares are subject to a hold period until July 2, 2007.  The value allocated to the common shares issued was $20,975,000, and the value allocated to the warrants was $4,025,000.  Total cash costs associated with the private placement financing totaled $1.7 million, of which $1.4 million was allocated to the cost of issuing the common shares, and $0.3 million was allocated to the cost of issuing the warrants.  In addition, the underwriters were granted broker warrants exercisable for 300,000 units of the Company at an exercise price of $5.00 per unit.  The broker warrants were valued at $0.8 million, of which $0.7 million was allocated to the cost of issuing the common shares.

b)

Warrants

•

At March 31, 2007 and June 28, 2007, the Company has 2,800,000 warrants outstanding with a recorded value of $4,407,191.

The following is a summary of warrants outstanding as of March 31, 2007 and June 28, 2007:

Expiry	Number of	Exercise
Date	Warrants	Price

March 1, 2009	2,500,000	$5.50
March 1, 2009	300,000 *	$5.00
	2,800,000	$5.45

* Broker warrants exercisable for 300,000 units of the Company at $5.00 per unit.

c)

Options

•

At March 31, 2007, the Company had 1,702,500 options outstanding exercisable into common shares of the Company at an average exercise price of $4.03 per share.

•

At June 28, 2007, the Company has 2,260,000 options outstanding exercisable into common shares of the Company at an average exercise price of $4.68 per share following the granting of 867,500 options and the exercise of 310,000 options subsequent to year-end.

1.15

Deferred Resource Property Expenditures

Details of the Company’s Deferred Resource Property Expenditures during the years ended March 31, 2007 and 2006 are included in Schedule “A”.

The Company incurred Resource property expenditures of $10.2 million during the year, with approximately 97% of the total expended in Mexico and 3% in the Dominican Republic.  During the year, the Company funded approximately 99% of the Mexico Resource property expenditures and 91% of the Resource property expenditures in the Dominican Republic from working capital, with the balance of funding coming from Exploration partner contributions.   In June 2006, the Company recorded the transfer of certain properties to Linear Metals as part of the Corporate Reorganization and Distribution (see section 1.16).

2B

Mexico

Within Mexico, the Company incurred net exploration expenditures of $9.9 million during the year, with approximately 96% of the total incurred on the Ixhuatan Project, and the balance of the expenditures incurred over the Company’s other six properties.

During the year, the Company continued the Ixhuatan drilling program that was initiated in January 2004. An additional 17,000 metres of drilling were completed in 64 holes at a cost of $3.9 million.  As of March 31, 2007, the Company had completed in excess of 43,000 metres of diamond drilling on the Ixhuatan Project through a total of 198 holes completed or in progress.  Several different target areas were drilled during the year, including the areas of Campamento, Cerro la Mina, Caracol, Laguna Grande, Laguna Chica, and the Western Anomaly.

In June 2006, the Company announced the results of an independent 43-101 compliant resource estimate on the Campamento Deposit, reporting measured, indicated and inferred resources based on a range of cut-off grades.

In addition to drilling, regional and project scale surface exploration continued during the year that included stream sediment, soil, and rock chip sampling.  During the year, 515 stream sediment samples, 3,733 soil samples, and 1,200 rock chip samples were collected at Ixhuatan.  This work outlined several drilling targets at Caracol, Cerro la Mina, Laguna Grande, Laguna Chica, the Western Anomaly, and identified a large gold-copper anomaly in the Cacate basin.  In addition, geophysical IP and ground magnetic surveys were completed over the Caracol, Cacate, Campamento, and Laguna Grande areas, which will assist in developing drill targets during the coming year.

The Company is planning exploration expenditures of approximately $7.9 million on the Ixhuatan property during Fiscal 2008, including continued drilling, target generation, and regional exploration.  The Company has also reserved an additional $0.7 million for property evaluation and property acquisition, primarily in Mexico, and $0.2 million for property holding costs in Mexico.  Additionally, $0.9 million is available to be allocated based upon successful results of exploration activities.

0B

Dominican Republic

During the year, Resource property expenditures in the Dominican Republic totaled $0.3 million, of which 23% related to the Ampliacion Pueblo Viejo project, 62% related to the Loma el Mate Joint Venture, and 15% related to the Loma Hueca project.  With respect to the Company’s Loma el Mate property, Everton earned its 50% interest in the property during Fiscal 2006 and acted as operator during the 12-hole drill program reported at Loma el Mate during Fiscal 2007.  All expenditures for the Loma el Mate property during Fiscal 2007 were funded on a 50:50 basis with Everton.

Subsequent to year-end, the Company granted Everton an option to earn up to a 65% interest in the Company’s portfolio of properties in the Dominican Republic.  The agreement is subject to a number of requirements over a three-year period, including cash payments by Everton and the issuance of Everton common shares to the Company.  Pursuant to the agreement, the Company received US$125,000 and 225,000 common shares of Everton subsequent to year-end.  As part of the option agreement, Everton has become the operator on all of the Company’s properties in the Dominican Republic.

1B

Canada

As of March 31, 2006, the Company held a 100% interest in the Seymour Lake Project and the KM61 Project, both located in north-western Ontario, Canada.  These projects were transferred to Linear Metals as part of the Company’s Corporate Distribution during the year (see Section 1.16).

1.16

Corporate Reorganization and Distribution

During the first quarter of Fiscal 2007, the Company completed its reorganization and distribution of Linear Metals, a 100%-owned subsidiary of the Company, as a dividend-in-kind valued at $1,100,017 to the Company’s shareholders of record as of June 26, 2006. In connection with the reorganization, the La Morena and Tierra Blanca properties, located in Mexico, were transferred to Linear Metal Corp. Mexico, S.A. de C.V., a wholly owned subsidiary of Linear Metals, and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals.  The Company also provided Linear Metals with an option to earn an 80% interest in the Cobre Grande project, located in Mexico. The Company’s 100% interest in Linear Metals was distributed to the Company’s shareholders of record on June 26, 2006 on the basis of one unit of Linear Metals for each share of the Company. Each unit of Linear Metals consisted of 0.8 of a common share and one-tenth of a warrant, with each full warrant entitling the holder to purchase one share of Linear Metals at $0.12 per share.

Prior to the distribution, the Company incurred expenditures of $122,144 through Linear Metals, arising from professional fees and filing fees associated with the completion of Linear Metals’ prospectus, private placement and TSX Venture listing. These expenses have been included in the operating results of the Company for the year ending March 31, 2007.  In addition, the Company incurred resource property expenditures through Linear Metals and Linear Metal Corp. Mexico, S.A. de C.V. of $112,680 up to the distribution date.

The reorganization and distribution resulted in two stand-alone entities with initially identical shareholder bases – one company focused on gold and the other primarily on copper-silver.  Linear Metals has appointed a Board of Directors consisting of four individuals, two of whom are independent of Linear Gold.

1.17

Cautionary Note to United States (“U.S.”) Investors

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  We advise U.S. investors that while such a term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.18

Management Changes

On January 29, 2007, the Company announced the appointment of Mr. Philip Pyle as Vice-President - Business and Corporate Development and the appointment of Mr. David Rowe as Vice-President - Exploration.  Mr. Pyle will be responsible for identifying and acquiring new project opportunities and for the development and advancement of strategic relationships within the industry.  Mr. Rowe will be responsible for managing all aspects of the Company’s exploration portfolio, with a primary focus on the continued advancement of the Ixhuatan Project in Mexico.

1.19

Subsequent Events

In April 2007, the Company granted Everton an option to earn up to a 65% interest in the Company’s portfolio of properties in the Dominican Republic.  The agreement is subject to a number of requirements over a three-year period, including cash payments by Everton and the issuance of Everton common shares to the Company.  As part of the agreement, the Company received US$125,000 and 225,000 common shares of Everton subsequent to year-end.

Subsequent to year-end, the company granted 867,500 stock options to directors, officers, employees, and consultants.  The options are exercisable at a price of $5.00 per common share and expire on April 4, 2010.

1.20

Other Information

Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.lineargoldcorp.com.

LINEAR GOLD CORP							SCHEDULE "A"
Schedule of Resource Properties
for the year ended March 31, 2007

Details of Resource Properties

	Seymour Lake	Ixhuatan	Cobre Grande	Mexico	Dominican	Total	Total
	Canada	Mexico	Mexico	Other	Republic	2007	2006
Mineral Properties
Balance, beginning of year	$104,107	$991,883	257,259	$406,321	$741,031	$2,500,601	$1,426,725
Expenditures during the year	-	129,583	-	207,321	103	337,007	1,073,876
Transfer of properties during the year¹	(104,107)	-	(88,447)	(252,688)	-	(445,242)	-
Balance, end of year	$-	$1,121,466	168,812	$360,954	$741,134	$2,392,366	$2,500,601

Deferred Exploration expenditures:
Drilling	-	3,880,914	-	-	130,409	4,011,323	5,196,295
Environmental	-	-	-	11,527	7,034	18,561	34,289
Geochemistry	-	203,255	-	12	27,172	230,439	133,701
Geology	-	3,299,038	-	240,495	145,060	3,684,593	3,116,013
Geophysics	-	170,879	-	-	11,465	182,344	103,643
Property evaluation	-	784,738	-	117,340	5,093	907,171	1,224,350
Road construction	-	214,149	-	-	-	214,149	227,594
Supervision	-	763,957	34	8,532	1,305	773,828	807,761
Trenching	-	19,119	-	-	5,524	24,643	63,507
Management fees	-	-	-	-	2,347	2,347	29,681
	-	9,336,049	34	377,906	335,409	10,049,398	10,936,834
Balance, beginning of year	461,076	11,913,336	1,046,450	1,252,344	404,978	$15,078,184	4,964,394
	461,076	21,249,385	1,046,484	1,630,250	740,387	25,127,582	15,901,228

Proceeds from option payments	-	-	-	(85,440)	(29,340)	(114,780)	(254,020)
Exploration partner contributions	-	-	-	-	-	-	(569,024)
Transfer of properties during the year¹	(461,076)		-	(306,379)	-	(767,455)	-
Costs written off	-	-	-	(62,273)	-	(62,273)	-
Balance, end of year	-	21,249,385	1,046,484	1,176,158	711,047	24,183,074	15,078,184
Mineral properties and deferred expenditures
	$-	$22,370,851	1,215,296	$1,537,112	$1,452,181	$26,575,440	$17,578,785

¹The balance of $1,212,697 of properties transferred during the year includes $1,100,017, the Company's book value of the properties transferred, and $112,680 of costs incurred and funded by Linear Metals in advance of the distribution (see section 1.16).